IoTeedom, Inc.
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Loan from officer	$ 2,860	$ 1,930
Total current liabilities	2,860	1,930
Commitments and contingencies	-	-
Common stock, par value $0.0001; 100,000 shares authorized, 95,000 issued and outstanding		
Accumulated deficit	(2,860)	(1,930)
Total shareholders' deficit	(2,860)	(1,930)
Total liabilities and shareholders' deficit	$ -	$ -